EXHIBIT 21
KEYCORP
SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2005

Jurisdiction of
Incorporation or
Subsidiaries[a]	Organization	Parent Company

KeyBank National Association	United States	KeyCorp

(a)	Subsidiaries of KeyCorp other than KeyBank National Association are not listed above since, in the aggregate, they would not constitute a significant subsidiary. KeyBank National Association is 100% owned by KeyCorp.